11019123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2011

SEC FILE NUMBER
8- 45393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SENTINEL FINANCIAL SERVICES COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VERMONT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL D. DELLIPRISCOLI — (802) 229-3141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VERMONT	05604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL D. DELLIPRISCOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL FINANCIAL SERVICES COMPANY, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP & CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sentinel Financial Services Company

(A Vermont General Partnership)

Financial Statements with Supplementary Information

December 31, 2010 and 2009

Sentinel Financial Services Company
(A Vermont General Partnership)
Index
December 31, 2010 and 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Partners of Sentinel Financial Services Company:

In our opinion, the accompanying statements of financial condition and the related statements of operation, of changes in partner's capital, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Sentinel Financial Services Company (the Company) at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2010) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

Sentinel Financial Services Company

(A Vermont General Partnership)

Statements of Financial Condition

December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 9,844,260	$ 5,653,859
Distribution fees receivable	2,982,513	2,094,294
Deferred commissions, net	1,534,821	1,838,608
Prepaid expenses	289,846	524,190
Furniture and equipment, net	158,140	300,088
Commissions receivable	69,646	95,404
Other receivables	76,238	60,404
Receivables from affiliates	5,866	30,976
Total assets	$ 14,961,330	$ 10,597,823
Liabilities		
Service fees payable	$ 2,664,247	$ 1,759,098
Accounts payable and accrued expenses	2,330,241	1,543,070
Bonus commissions payable	1,229,728	1,159,981
Total liabilities	6,224,216	4,462,149
Partners' capital	8,737,114	6,135,674
Total liabilities and partners' capital	$ 14,961,330	$ 10,597,823

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Distribution fee income	$ 31,025,552	$ 15,915,335
Commissions	5,523,446	6,535,380
Investment income	7,557	6,500
Total revenues	36,556,555	22,457,215
Operating expenses		
Service fees	24,731,626	10,302,137
Bonus commissions	8,954,382	8,963,444
General and administrative	6,146,899	5,440,240
Salaries and employee benefits	5,983,771	5,377,234
Commissions	3,898,803	4,897,317
Marketing support	5,655,699	3,612,813
Amortization of deferred commissions	2,583,935	2,584,219
Total operating expenses	57,955,115	41,177,404
Partners' net loss	$ (21,398,560)	$ (18,720,189)

The accompanying notes are an integral part of these financial statements

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Changes in Partners' Capital
Years Ended December 31, 2010 and 2009

	SAMI	SFSI	Total
Balance, December 31, 2008	$ (156,270)	$ 3,512,133	$ 3,355,863
Partners' net loss	(917,289)	(17,802,900)	(18,720,189)
Partners' contributions	1,053,500	20,446,500	21,500,000
Balance, December 31, 2009	$ (20,059)	$ 6,155,733	$ 6,135,674
Partners' net loss	(1,048,529)	(20,350,031)	(21,398,560)
Partners' contributions	1,176,000	22,824,000	24,000,000
Balance, December 31, 2010	$ 107,412	$ 8,629,702	$ 8,737,114

The accompanying notes are an integral part of these financial statements.

Sentinel Financial Services Company
(A Vermont General Partnership)
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Partners' net loss	$ (21,398,560)	$ (18,720,189)
Adjustments to reconcile Partners' net loss to net cash used in operating activities:		
Depreciation	155,148	150,482
Deferral of commissions	(2,280,148)	(2,482,435)
Amortization of deferred commissions	2,583,935	2,584,219
Changes in assets and liabilities:		
Distribution fees receivable	(888,219)	(1,166,043)
Prepaid expenses	234,344	(208,495)
Commissions receivable	25,758	(3,447)
Other receivables	(15,834)	(44,398)
Receivables from affiliates	25,110	(30,976)
Service fees payable	905,149	923,119
Accounts payable and accrued expenses	787,171	(351,548)
Bonus commissions payable	69,747	(50,003)
Net cash used in operating activities	(19,796,399)	(19,399,714)
Cash flows from investing activities		
Purchase of furniture and equipment	(13,200)	(122,786)
Cash flows from financing activities		
Contributions from partners	24,000,000	21,500,000
Net increase in cash and cash equivalents	4,190,401	1,977,500
Cash and cash equivalents		
Beginning of year	5,653,859	3,676,359
End of year	$ 9,844,260	$ 5,653,859

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Sentinel Financial Services Company (the "Company" or the "Partnership"), a Vermont General Partnership, was formed on December 11, 1992 and commenced operations on March 1, 1993. The Company is a broker-dealer owned by Sentinel Asset Management, Inc. ("SAMI") and Sentinel Financial Services, Inc. ("SFSI"), jointly referred to as Sentinel. SAMI is a wholly-owned subsidiary of NLV Financial Corporation ("NLVF") and SFSI is a wholly-owned subsidiary of SAMI.

The Company earns fees from the distribution of shares of the Sentinel Group Funds, Inc. (the "Funds"), which are registered investment companies. The Company distributes such shares through affiliated and non-affiliated broker-dealers and registered representatives, some of whom are also insurance agents of National Life Insurance Company ("National Life"), an affiliate of the Company. Commissions are earned on distribution of shares of the Funds.

Under the partnership agreement dated March 1, 1993 and amended effective March 27, 1995 and December 30, 2005, each partner's share of profit or loss is based on ownership rates of 95.1% for SFSI and 4.9% for SAMI.

The Company is required to make quarterly distributions of its net operating cash flow as defined in the Agreement within 90 days after the end of each calendar quarter. Although the agreement provides that the distribution may be an amount equal to the estimated total amount of taxes on income of the partner having the highest total rate of taxation, cash distributions are generally made to each partner in the same proportion as profit and losses of the Company are allocated to the partners. In the event there is no net positive cash flow during a calendar quarter, then distributions are not made to the partners.

In the event of liquidation, but after satisfaction of all partnership obligations, the Company will distribute the net proceeds from any sales of assets in the same ratio of profits and losses allocated to the partners for the six full months preceding the completion of sale.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the basis of United States generally accepted accounting principals ("U.S. GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated events subsequent to December 31, 2010 and through the financial statement issuance date of February 25, 2011. The Company has not evaluated subsequent events after the issuance date for presentation in these financial statements.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in money market mutual funds.

Distribution Fees Receivable
This receivable represents those 12b-1 fees earned but not yet paid to the Company by the Sentinel Group Funds. (See the "Distribution Fee Income" section of this disclosure note for definition of "Distribution Fees".)

Deferred Commissions, Net
Deferred commissions are commissions paid by the Company to broker-dealers on certain sales of mutual fund shares as outlined in the "Amortization of Deferred Commissions" description. These commissions are recorded as deferred costs which are recovered by ongoing monthly distribution fees received from the Funds or through charges upon redemption of the shares by the shareholders. Deferred costs on outstanding shares are being amortized over the Contingent Deferred Sales Charges ("CDSC") period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares. Amortization expense for the years ended December 31, 2010 and 2009 was $2,583,935 and $2,584,219, respectively.

Prepaid Expenses
This includes insurance, software maintenance, annual licensing fees, etc., and represents payments in advance of services rendered. These advance payments are then expensed over the term of the service.

Furniture and Equipment, Net
This is the net cost of furniture and equipment reduced by the accumulated depreciation. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to seven years.

Commissions Receivable
This includes receivables for CDSC revenue as well as a receivable for sales commission revenue from house accounts.

Other Receivables
This includes all other receivables which could include receivables from the Funds for reimbursement of shareholder report expenses, securities in process receivables, and any other receivables.

Receivables from Affiliates
This represents charges paid by the Company for networking revenue sharing fees and Sub-Transfer Agent revenue sharing fees to be paid by affiliated companies.

Service Fees Payable
This represents a cumulative monthly accrual of the 12b-1 fees that are paid quarterly as "Service Fees" to broker/dealers of record.

Accounts Payable and Accrued Expenses
This represents an estimate of all expenses incurred, but not yet paid. This includes accounts payable, audit and legal accruals, vacation accruals, intercompany payables, and sales commission payables.

Bonus Commissions Payable
This represents the accrual for compensation earned by the Company's sales personnel for their successful sales efforts.

Revenue and Expense Recognition
Customers' security transactions and the related commission income and expenses are recorded on a trade date basis.

Distribution Fee Income
Under the terms of an agreement with the Funds, the Company is reimbursed monthly for certain distribution expenses, dealer service fees and recovery of commissions paid and deferred by the Company under distribution plans pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Commissions Revenue
Includes sales commission on fund share sales, CDSC on qualifying redemptions, and commissions earned on house accounts. House accounts are shareholder accounts that do not have a broker/dealer and are therefore, by default, assigned the Company as their broker/dealer. In addition, a CDSC is assessed when a customer redeems shares subject to a CDSC, as outlined in the prospectus and none of the waivers described in the prospectus apply. This revenue, is partially offset by "commissions" expense subsequently paid to the broker/dealer initially responsible for the sale, commonly referred to as the broker/dealer of record.

Investment Income
Sentinel Financial Services Company's excess cash is invested in money market funds which earn income distributions from the funds.

Service Fees
This is the 12b-1 payment to broker/dealers of record on shareholder accounts to compensate for the ongoing costs of servicing the shareholder.

Bonus Commissions
This represents payments to the Company's sales personnel, compensating them for their successful sales efforts.

General and Administrative

These expenses represent any remaining costs to the Company incurred as a result of managing the company. These costs include recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services, printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings.

General and Administrative are comprised of the following:

	For the Years Ended December 31,	
	2010	2009
Travel	$ 1,449,928	$ 1,449,183
Software Maintenance Contracts	839,107	475,010
Advertising	687,735	570,155
Marketing, Promotions & Materials	665,302	424,229
Consulting	561,815	504,524
Data Systems	482,683	457,376
Printing, Postage & Supplies	346,947	396,312
Rent	204,839	214,638
Recruiting & Training	156,019	101,543
Depreciation	155,148	150,482
IT-ETS Service Per Use	162,647	222,104
Cost Allocation-HR Management	134,944	107,510
Legal Fees	442	92,866
Other	299,343	274,308
	$ 6,146,899	$ 5,440,240

Salaries and Employee Benefits

This includes ongoing compensation, associated payroll taxes and annual incentive compensation paid to employees.

Commissions Expense

This is the sales commission paid on "A" share sales to the broker/dealer of record on each sale. See "Commissions Revenue" for further explanation.

Marketing Support

These are additional contractual payments to broker/dealers which are negotiated separately from the sales commissions and 12b-1 fees. These payments may include components of revenue sharing, marketing support, additional sales and service fees, and retention fees.

Amortization of Deferred Commissions

Certain sales of the Sentinel Group Funds, as detailed in the Prospectus, generate an advanced sales commission paid by the Company to the broker/dealer of record. The Company records this payment as a "Deferred Commissions, net" asset, which is then amortized over the CDSC period, for "A" & "D" shares, and over the CDSC period or until redemption, whichever is shorter for the "B" and "C" shares.

Income Taxes

In accordance with current tax regulations, no taxes are levied at the partnership level.

Subsequent Events

In May 2009, the FASB issued an accounting standard intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this accounting standard requires companies to disclose the date through which they have evaluated subsequent events and the basis for that date, as to whether it represents the date the financial statements were issued or were available to be issued. It also provides guidance regarding circumstances under which companies should and should not recognize events or transactions occurring after the balance sheet date in their financial statements. This accounting standard also includes disclosure requirements for certain events and transactions that occurred after the balance sheet date, which were not recognized in the financial statements. This accounting standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this accounting standard in the second quarter of 2009. The adoption of this accounting standard, which was subsequently codified into ASC Topic 855, "Subsequent Events," had no material impact on the Company's results of operations, financial position, and liquidity.

3. **Net Capital and Reserve Information**

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires minimum "net capital" of the greater of $25,000 or 6 2/3% of "aggregate indebtedness," subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of Aggregate indebtedness and Net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital, and the ratio of aggregate indebtedness to net capital which at December 31, 2010 are as follows:

Aggregate indebtedness	$ 6,224,216
Net capital	$ 6,087,059
Ratio of aggregate indebtedness to net capital	1.02

The Company's business is limited to only redeemable securities of registered investment companies and variable annuities. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(1) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2010 and 2009 comprise:

	2010	2009
Furniture and equipment	$ 1,167,838	$ 1,154,638
Accumulated depreciation	(1,009,698)	(854,550)
Net furniture and equipment	$ 158,140	$ 300,088

Depreciation expense for the years ended December 31, 2010 and 2009 was $155,148 and $150,482, respectively.

5. Related Party Transactions

Pursuant to its agreement to serve as the principal underwriter for the Funds, the Company receives a sales charge on the sales of the Funds' Class A-shares. During 2010 and 2009 the Company received $4,272,738 and $5,384,295, respectively, on the sale of these shares. Commissions paid on A-shares totaled $3,898,803 and $4,897,317 in 2010 and 2009, respectively. Commission receivable at December 31, 2010 and 2009 of $69,646 and $95,404, respectively, are due from an affiliated Company, Sentinel Administrative Services, Inc., who acts as transfer agent of the Funds. Commissions paid and deferred on class A, B, C, and D shares totaled $2,280,149 and $2,482,435 in 2010 and 2009, respectively. These commissions were paid to Equity Services, Inc. ("ESI"), a wholly-owned subsidiary of NLVF, and outside broker-dealers in the form of dealer reallowances. During 2010 and 2009, the Company received $348,417 and $294,292, respectively, from CDSC assessed upon redemption from the Funds A, B, C and D shares, which are included in commissions revenue.

Under the terms of its distribution plans with the Funds, the Company received a combined $31,025,552 and $15,915,335 in 2010 and 2009, respectively, from the Funds for providing distribution and other services. Of these amounts, $24,731,626 and $10,302,317 in 2010 and 2009, respectively, were paid to ESI and outside broker-dealers for services rendered in the form of service fees. Amounts due to the Company from the Funds for 12b-1 fees at December 31, 2010 and 2009 are $2,982,513 and $2,094,294 respectively. Service fees payable by the Company at December 31, 2010 and 2009 are $2,664,247 and $1,759,098, respectively.

National Life and its affiliates provide the Company with administrative services. The charges for these and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life and all of it's affiliates, including the Company. Charges for these costs allocated to the Company for the years ended December 31, 2010 and 2009 were $134,944 and $107,510, respectively, and are included in general and administrative expenses. Accounts payable and accrued expenses include $1,057,436 and $531,751 due to National Life at December 31, 2010 and 2009, respectively, for such allocated costs as well as

reimbursement due for direct charges paid by National Life on behalf of the Company, including payroll and employee benefit costs.

The Company also shares employees and facilities with affiliated companies. The Company is billed for administrative, computer support, occupancy, and compliance charges. Such charges, were $517,924 and $630,385 for the years ended December 31, 2010 and 2009, respectively. Accounts payable and accrued expenses include $49,875 and $53,903 at December 31, 2010 and 2009, respectively, related to these costs.

The intercompany account receivable for revenue sharing fees paid on behalf of SASI for the years ended December 31, 2010 and 2009 were $5,866 and $30,976, respectively.

Effective May 23, 2005 the Company and ESI executed an amendment to their Dealer Agreement with respect to the Funds. The Company agreed to pay additional fees for marketing support to ESI based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support fees for the years ended December 31, 2010 and 2009 were $497,297 and $527,092, respectively. There were accounts payable and accrued expenses of $44,454 and $133,453 at December 31, 2010 and 2009, respectively, related to these fees.

In the past, the Company has experienced losses from operations. However, the Company has received sufficient equity contributions from its partners, SAMI and SFSI, to enable it to meet its contractual obligations as they become due. SAMI and SFSI have committed to continue such equity contributions as necessary. SAMI and SFSI contributed $24,000,000 and $21,500,000 during 2010 and 2009, respectively to the Company for this purpose.

6. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

7. Subsequent Event

On January 5, 2011, the Company received a $2 million recapitalization from its partners, SAMI and SFSI in accordance with the capital contribution plan.

Sentinel Financial Services Company
(a Vermont General Partnership)
Schedule I – Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Net capital		
Total partners' capital	$	8,737,114
Deduct		
Other receivables		482,248
Furniture and equipment, net of accumulated depreciation		158,140
Deferred commissions, net and Prepaid expenses		1,824,667
		2,465,055
Net capital before haircuts on securities positions and other deductions		6,272,059
Haircut on cash equivalents		185,000
Other deductions		-
Net capital	$	6,087,059
Aggregate indebtedness		
Service fees payable	$	2,664,247
Accounts payable, accrued expenses and bonus commissions payable		3,559,969
Total aggregate indebtedness	$	6,224,216
Computation of basic net capital requirement		
Minimum net capital requirement (greater of $25,000 or 6 2/3% of aggregate indebtedness of $6,224,216)	$	414,948
Excess net capital	$	5,672,111
Excess net capital at 1,000%	$	5,464,637
Ratio of aggregate indebtedness to net capital		1.02

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2010.